Exhibit 12 to 2004 10-K

CONVERGYS CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(Amounts in millions)

For the Twelve Months Ended Dec. 31, 2004
Earnings:
Income before income taxes, extraordinary charges and cumulative effect of change in accounting principle	$173.4
Adjustment for undistributed (income)/losses of partnerships	1.7

Interest expense	10.3

Portion of rental expense deemed interest	31.0

Total earnings	$216.4

Fixed Charges:

Interest expense	$10.3

Portion of rental expense deemed interest	31.0

Total fixed charges	$41.3

Preferred dividends:
Preferred dividends	—

Combined fixed charges and preferred dividends	$41.3

Ratio of Earnings to Fixed Charges	5.24

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	5.24